UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

  (Amendment No. 6)*

CHEER HOLDING, INC.

(Name of Issuer)

Class A Ordinary Shares, par value $0.001 per share
(Title of Class of Securities)

G39973204
(CUSIP Number)

Bing Zhang

22F, Block B, Xinhua Technology Building,

No. 8 Tuofangying South Road,

Jiuxianqiao, Chaoyang District, Beijing, China 100016

+86-138-1035-5988

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

September 9, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1€, 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G39973204

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only).	Bing Zhang

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☒

	(b)	☐

3	SEC Use Only

4.	Source of Funds (See Instructions)	PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	N/A

6.	Citizenship or Place of Organization	People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	76,000

	8.	Shared Voting Power	1,971,287(1)

	9.	Sole Dispositive Power	76,000

	10.	Shared Dispositive Power	1,971,287(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,971,287

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)	19.17%(2)

14.	Type of Reporting Person (See Instructions)	IN

(1)	Includes 1,895,287 Class A ordinary shares (“Class A Shares”) directly held by Happy Starlight Limited (“HSL”), of which Mr. Zhang is the sole director and shareholder.
(2)	Percentage calculated based on 10,285,568 Class A Shares outstanding as of September 9, 2024. Does not include 500,000 Class B ordinary shares (“Class B Shares”) directly held by Mr. Zhang. Each Class A Share shall be entitled to one (1) vote, and each Class B Share shall be entitled to one hundred (100) votes. Class B Shares are not convertible into Class A Shares and may be redeemed by the Issuer at par value at the option of the holder.

CUSIP No. G39973204

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only).	Happy Starlight Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☒

	(b)	☐

3	SEC Use Only

4.	Source of Funds (See Instructions)	OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	N/A

6.	Citizenship or Place of Organization	British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0

	8.	Shared Voting Power	1,895,287

	9.	Sole Dispositive Power	0

	10.	Shared Dispositive Power	1,895,287

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,895,287

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)	18.43%(1)

14.	Type of Reporting Person (See Instructions)	IN

(1)	Percentage calculated based on 10,285,568 Class A Shares outstanding as of September 9, 2024. Does not include 500,000 Class B Shares directly held by Mr. Zhang. Each Class A Share shall be entitled to one (1) vote, and each Class B Share shall be entitled to one hundred (100) votes. Class B Shares are not convertible into Class A Shares and may be redeemed by the Issuer at par value at the option of the holder.

CUSIP No. G39973204

SCHEDULE 13D/A

Item 1. Security and Issuer

This Amendment No. 6 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on February 24, 2020, the Amendment No.1 to the Schedule 13D filed with the SEC on May 5, 2021, the Amendment No. 2 to the Schedule 13D filed with the SEC on March 14, 2022, the Amendment No. 3 to the Schedule 13D filed with the SEC on April 22, 2022, the Amendment No. 4 to the Schedule 13D filed with the SEC on July 12, 2022, and the Amendment No. 5 filed with the SEC on April 11, 2023 (as amended, the “Original Schedule 13D”) by Happy Starlight Limited, a British Virgin Islands company (“HSL”), and Mr. Bing Zhang, relating to the beneficial ownership of shares of Class A ordinary shares, par value $0.001 per share (the “Class A Shares”) of Cheer Holding, Inc., a Cayman Islands corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Original Schedule 13D.

The Issuer’s principal executive offices are located at 22F, Block B, Xinhua Technology Building, No. 8 Tuofangying South Road, Jiuxianqiao, Chaoyang District, Beijing, China 100016, and its phone number is +86-138-1035-5988.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Original Schedule 13D.

Item 2. Identity and Background

Item 2 in the Original Schedule 13D is amended and restated in its entirety as follows:

This statement is being filed on behalf of HSL and Mr. Bing Zhang (together referred to herein as the “Reporting Person”):

1. Bing Zhang

(a) Bing Zhang, an individual.

(b) Mr. Zhang’s business address is 22F, Block B, Xinhua Technology Building, No. 8 Tuofangying South Road, Jiuxianqiao, Chaoyang District, Beijing, China 100016.

(c) Mr. Zhang’s present principal occupation is the Chief Executive Officer, Chief Financial Officer, Director, and the Chairman of the Board of Directors of the Issuer.

(d) During the last five years, Mr. Zhang has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mr. Zhang has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Zhang is a citizen of the People’s Republic of China.

2. HSL

(a) HSL is a company organized under the laws of the British Virgin Islands, with a principal business involving investments.

(b) HSL’s principal office is located at 22F, Block B, Xinhua Science and Technology Mansion, Tuofangying South Road, Jiuxianqiao, Chaoyang District, Beijing, China 100016.

(c) During the last five years, HSL has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.

(d) During the last five years, HSL has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is supplemented as follows:

On September 4, 2024, the Board of Directors (the “Board”) of the Issuer authorized and approved the amendment and restatement of the Second Amended and Restated Memorandum and Articles of Association of the Issuer by the deletion in their entirety and the substitution in their place of the Third Amended and Restated Memorandum and Articles of Association (the “MAA”) to (i) effect the increase of the Issuer’s authorized share capital from US$200,200 divided into 200,000,000 ordinary shares, US$0.001 par value per share, and 2,000,000 preferred shares, US$0.0001 par value per share, to US$200,700 divided into 200,000,000 Class A ordinary shares, US$0.001 par value per share (the “Class A Shares”), 500,000 Class B ordinary shares, US$0.001 par value per share (the “Class B Shares,” together with Class A Shares, “Shares”), and 2,000,000 preferred shares, US$0.0001 par value per share, and (ii) make such other changes as set forth in the MAA (the “Charter Amendment”). Pursuant to the Charter Amendment:

●	Class A Shares and Class B Shares shall at all times vote together as one class on all resolutions submitted to a vote by the shareholders;

●	Each Class A Share shall be entitled to one (1) vote on all matters subject to vote at general meetings of the Issuer, and each Class B Share shall be entitled to one hundred (100) votes on all matters subject to vote at general meetings of the Issuer;

●	Upon winding up of the Issuer, holders of Class A Shares shall be entitled to participate in the surplus assets of the Issuer, and holders of Class B Shares shall only be entitled to repayment of capital;

●	In terms of dividends, holders of Class A Shares shall be entitled the right to receive dividend, and holders of Class B Shares shall not be entitled to any dividends;

●	As to redemption, a Class B Share may be redeemed at par value at the option of the holder; and

●	Class A Shares and Class B Shares are not convertible.

The Charter Amendment was approved by the Issuer’s shareholders on August 28, 2024.

Following the effectiveness of the Charter Amendment, Mr. Zhang beneficially owns an aggregate of 1,971,287 Class A Shares, which consists of (i) 76,000 Class A Shares held directly by Mr. Zhang and (ii) 1,895,287 Class A Shares beneficially owned by HSL, of which Mr. Zhang is the sole shareholder and director and may be deemed to beneficially own such shares owned by HSL. Mr. Zhang’s beneficial ownership of 1,971,287 Class A Shares represents 19.17% of such outstanding class of the Issuer’s securities.

On September 9, 2024, Mr. Zhang purchased 500,000 Class B Shares of the Issuer, at par, for an aggregate purchase price of US$500, or US$0.001 per share, pursuant to the Subscription Agreement (defined below) as described in Item 4 below. Mr. Zhang used personal funds to pay the US$500 consideration for the Class B Shares. Such payment may be made in Renminbi. The closing of the Share Purchase (defined below) occurred on September 9, 2024.

Item 4. Purpose of the Transaction

Item 4 of the Original Schedule 13D is amended and supplemented as follows:

On September 9, 2024, the Issuer entered into a Subscription Agreement (the “Subscription Agreement”) with Mr. Zhang, pursuant to which, the Issuer agreed to issue and sell to Mr. Zhang an aggregate of 500,000 Class B Shares of the Issuer, at par, for an aggregate purchase price of US$500, or US$0.001 per share (the “Share Purchase”). The Class A Shares and Class B Shares shall at all times vote together as one class. Each Class A Share shall be entitled to one (1) vote, and each Class B Share shall be entitled to one hundred (100) votes. Class B Shares are not convertible into Class A Shares and may be redeemed by the Issuer at par value at the option of the holder.

The Share Purchase was approved by the Issuer’s shareholders on August 28, 2024, and authorized and approved by the Issuer’s Board on September 4, 2024. The Share Purchase is intended to support the Issuer’s management team’s ability to implement a sustainable development strategy to fully integrate the Issuer’s multi-platform portfolio to become one of the most innovative internet companies in China. This structure will assist in the continuity of management in order to implement its short- and long-term business plan without being distracted by external financial market factors which, many time, are out of management’s control. Mr. Zhang is the Chief Executive Officer, Chief Financial Officer, Director, and the Chairman of the Board of the Issuer and may engage in such decisions in connection with the implementation of the Issuer’s development strategy and business plan.

Following the Share Purchase, Mr. Zhang beneficially owns 500,000 Class B Shares, which represents all the outstanding Class B Shares, each of which is entitled to one hundred (100) votes per share. As a result, Mr. Zhang has sole voting power of 50,076,000 shares (which includes the 50,000,000 votes provided by the Class B Shares voting together as a single class with the Class A Shares) and shared voting power of 51,971,287 shares (which includes the 50,000,000 votes provided by the Class B Shares voting together as a single class with the Class A Shares).

The foregoing description of the Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Subscription Agreement, the form of which is attached as Exhibit 4.1 to the Report of Foreign Private Issuer on Form 6-K filed with the SEC on September 10, 2024, and is incorporated herein by reference.

From time to time, Mr. Zhang will engage in discussions with the Issuer’s Board and/or members of the Issuer’s management team concerning, without limitation, business, operations, capital structure, governance, management, business plans and strategies of the Issuer.

Subject to ongoing evaluation, except as otherwise set forth herein, the Reporting Person has no current plans or proposals which relate to or would otherwise result in any of the following:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a)

The information contained on the cover pages to this Amendment is incorporated herein by reference.

The calculation of the percentage of Class A Shares outstanding beneficially owned by the Reporting Person is based upon 10,285,568 Class A Shares outstanding as of September 9, 2024.

(b)	The following table sets forth the number of Shares as to which the Reporting Person has (i) the sole power to vote or direct the vote, (ii) shared power to vote or to direct the vote, (iii) sole power to dispose or to direct the disposition, or (iv) shared power to dispose or to direct disposition:

Reporting Persons	Sole Voting Power		Shared Voting Power		Sole Dispositive Power	Shared Dispositive Power*
Mr. Bing Zhang(1)	50,076,000	(2)	51,971,287	(3)	76,000	1,971,287
HSL	0		1,895,287		0	1,895,287

(1)	Mr. Bing Zhang is the sole director and sole shareholder of HSL. As such, Mr. Zhang is deemed to be the beneficial owner of all of the Class A Shares held by HSL.

(2)	Represents voting power of (i) 76,000 Class A Shares and (ii) 500,000 Class B Shares, each of which is entitled to one hundred (100) votes per Class B Share. Reflects aggregate voting power of 50,076,000 shares voting as a single class, or 83.06%, as of September 9, 2024.

(3)	Represents voting power of (i) 76,000 Class A Shares held directly by Mr. Zhang, (ii) 1,895,287 Class A Shares held by HSL, and (iii) 500,000 Class B Shares, each of which is entitled to one hundred (100) votes per Class B Share. Mr. Zhang, by virtue of his ownership and control of HSL is deemed to beneficially own 1,895,287 Class A Shares held by HSL. Reflects aggregate voting power of 51,971,287 shares voting as a single class, or 86.21%, as of September 9, 2024.

(c)	The information contained in Items 3 and 4 are hereby incorporated herein by reference in entirety.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Shares beneficially owned by the Reporting Person.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is amended and supplemented by adding the following:

The description of the Subscription Agreement and terms of the Share Purchase under Item 4, and the information regarding Mr. Zhang’s aggregate voting power following the Share Purchase under Item 5 are incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits

Exhibit A –	Joint Filing Agreement*
Exhibit B –	Form of Subscription Agreement**

*	Filed herewith
**	Incorporated by reference to Exhibit 4.1 to the Report of Foreign Private Issuer on Form 6-K filed with the SEC on September 10, 2024

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 10, 2024

Bing Zhang

By:	/s/ Bing Zhang
Name:	Bing Zhang, an individual

Happy Starlight Limited
a British Virgin Islands company

By:	/s/ Bing Zhang
Name:	Bing Zhang, Sole Director

Attention - Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Exhibit A

Joint Filing Agreement

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and further agree that this joint filing agreement shall be included as an exhibit to such joint filing, and that all subsequent amendments to this statement shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he, she or it knows or has reason to believe that such information is not accurate. The undersigned each expressly authorize each other to file any and all amendments to such statement on their behalf. The undersigned agree that this joint filing agreement may be signed in counterparts.

Dated: September 10, 2024

Bing Zhang

By:	/s/ Bing Zhang
Name:	Bing Zhang, an individual

Happy Starlight Limited
a British Virgin Islands company

By:	/s/ Bing Zhang
Name:	Bing Zhang, Sole Director